

07006316



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5 (A)
## PART III

| SEC FILE NUMBER |
|---|
| 8-47195 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING November 1, 2005 (MM/DD/YY) AND ENDING October 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
George K. Baum & Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Plaza Colonnade, 4801 Main Street, Suite 500
(No. and Street)

| Kansas City | Missouri | 64112 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dana L. Bjornson, CFO/EVP (816) 474-1100
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION



INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Ernst & Young LLP**
(Name – of individual, state last, first, middle name)

| One Kansas City Place, 1200 Main Street | Kansas City | Missouri | 64105 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |



CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

0612-0792443

# OATH OR AFFIRMATION

I, Dana L. Bjornson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of George K. Baum & Company, as of October 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/Executive Vice President

Title

Notary Public

J. KELLY DOUGHERTY
Notary Public - Notary Seal
State of Missouri - County of Jackson
My Commission Expires Jul. 7, 2009
Commission #05739134

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent registered public accounting firm's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONSOLIDATED FINANCIAL STATEMENTS

George K. Baum Holdings, Inc. and Subsidiaries
Year Ended October 31, 2006
With Report of Independent Auditors

0610-0773933

George K. Baum Holdings, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended October 31, 2006

## Contents



■ Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, Missouri 64105-2143

■ Phone: (816) 474-5200
www.ey.com

# Report of Independent Auditors

The Board of Directors
George K. Baum Holdings, Inc.

We have audited the accompanying consolidated statement of financial condition of George K. Baum Holdings, Inc. and subsidiaries (Holdings) as of October 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Holdings' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of Holdings' internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Holdings' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial condition of George K. Baum Holdings, Inc. and subsidiaries at October 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

December 15, 2006

George K. Baum Holdings, Inc. and Subsidiaries

Consolidated Statement of Financial Condition

October 31, 2006

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 13,783,277 |
| Restricted cash | 103,515 |
| Receivables from customers, brokers, dealers, and clearing organizations | 4,858,395 |
| Securities owned, at fair value: | |
| U.S. government obligations | 1,373,629 |
| State and municipal obligations | 15,953,424 |
| Corporate stock and debt obligations | 9,761,222 |
| | 27,088,275 |
| Receivable from derivative contracts | 20,412,114 |
| Investment in partnership interests | 3,175,357 |
| Fixed assets, net | 1,582,599 |
| Prepaid and other assets | 10,828,552 |
| | $ 81,832,084 |
| **Liabilities and stockholders' equity** | |
| Note payable | $ 11,717,067 |
| Payables to customers, brokers, dealers, and clearing organizations | 2,230,666 |
| Accrued compensation and benefits | 14,446,013 |
| Payable for derivative contracts | 19,022,133 |
| Other liabilities and accrued expenses | 13,064,426 |
| | 60,480,305 |
| Subordinated liabilities | 3,382,423 |
| Stockholders' equity | 17,969,356 |
| | $ 81,832,084 |

*See accompanying notes.*

George K. Baum Holdings, Inc. and Subsidiaries

Consolidated Statement of Operations

Year Ended October 31, 2006

| | |
|---|---|
| Revenues: | |
| Commissions and principal transactions | $ 11,322,904 |
| Investment banking and underwriting fees | 51,567,014 |
| Investment advisory fees | 4,643,434 |
| Interest and other | 3,666,656 |
| Total revenues | 71,200,008 |
| | |
| Interest expense | 1,306,628 |
| Net revenues | 69,893,380 |
| | |
| Expenses: | |
| Compensation and benefits | 48,515,265 |
| Occupancy and equipment | 3,084,433 |
| Communications and data processing | 3,471,110 |
| Floor brokerage, exchange, and clearance fees | 1,088,490 |
| Professional services | 2,311,344 |
| Promotional and travel | 2,021,622 |
| Other | 9,676,120 |
| Total expenses | 70,168,384 |
| | |
| Loss from operations before partnership interests | (275,004) |
| Increase in equity of partnership interests | 896,090 |
| Income from operations before income taxes | 621,086 |
| | |
| Current tax expense | 2,922,000 |
| Deferred tax benefit | (478,536) |
| Income tax expense | 2,443,464 |
| | |
| Net loss | $ (1,822,378) |

*See accompanying notes.*

George K. Baum Holdings, Inc. and Subsidiaries

## Consolidated Statement of Changes in Stockholders' Equity

Year Ended October 31, 2006

| | Common Stock ($0.10 Par; 100,000 Shares Authorized) | | | | | |
|---|---|---|---|---|---|---|
| | **Number of Shares** | **Par Amount** | **Paid-In Capital** | **Employee Loans** | **Retained Earnings** | **Total** |
| Balance, October 31, 2005 | 59,957 | $ 5,996 | $ 5,494,974 | $ – | $ 15,292,781 | $ 20,793,751 |
| Stock issued | 1,356 | 136 | 367,125 | (299,855) | – | 67,406 |
| Stock repurchased | (3,456) | (346) | (1,099,065) | – | – | (1,099,411) |
| Loan forgiveness | – | – | – | 29,988 | – | 29,988 |
| Net loss | – | – | – | – | (1,822,378) | (1,822,378) |
| Balance, October 31, 2006 | 57,857 | $ 5,786 | $ 4,763,034 | $ (269,867) | $ 13,470,403 | $ 17,969,356 |

*See accompanying notes.*

George K. Baum Holdings, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended October 31, 2006

| | |
|---|---|
| **Operating activities** | |
| Net loss | $ (1,822,378) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Restricted cash | 67,967 |
| Investment in partnership interests | 874,142 |
| Depreciation and amortization | 374,269 |
| Loss on sale of fixed assets | 36,103 |
| Employee loan forgiveness | 47,788 |
| Changes in operating assets and liabilities: | |
| Net receivable from customers, brokers, dealers, and clearing organizations | 517,880 |
| Securities owned | 1,968,760 |
| Net receivable from derivative contracts | (267,448) |
| Prepaid and other assets | 627,833 |
| Other liabilities and accrued expenses | 5,744,247 |
| Net cash provided by operating activities | 8,169,163 |
| **Investing activities** | |
| Purchases of fixed assets | (550,060) |
| Distributions from partnership interests | 1,824,720 |
| Net cash provided by investing activities | 1,274,660 |
| **Financing activities** | |
| Net proceeds from stock issuance | 67,406 |
| Additional subordinated borrowings | 434,467 |
| Repayment of subordinated borrowings | (104,632) |
| Principal payments on note payable | (2,031,246) |
| Net cash used in financing activities | (1,634,005) |
| Net increase in cash and cash equivalents | 7,809,818 |
| Cash and cash equivalents at beginning of year | 5,973,459 |
| Cash and cash equivalents at end of year | $ 13,783,277 |
| **Supplemental disclosure of cash flow information** | |
| Interest payments | $ 1,353,951 |
| Income tax payments | $ 1,757,183 |

*See accompanying notes.*

## 1. Organization

The accompanying consolidated financial statements include the accounts of George K. Baum Holdings, Inc. and its wholly owned subsidiaries (Holdings). Holdings' primary subsidiaries are George K. Baum & Company (the Company), a registered broker and dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD); Prairie Capital Management Inc. (PCM), a registered investment adviser; George K. Baum Advisors, LLC, a mergers and acquisitions advisor; and GKB Financial Services Corporation II (FSCII) and GKB Financial Services Corporation (FSC), interest rate derivative counterparties for tax-exempt and other third-party entities.

## 2. Significant Accounting Policies

### Principles of Consolidation

All material intercompany balances and transactions have been eliminated in consolidation.

### Cash and Cash Equivalents

Cash and cash equivalents represent demand deposits at financial institutions and investments in money market mutual funds.

### Restricted Cash

Restricted cash represents amounts on deposit in connection with the periodic cash payments under the terms of the swap contracts, in which FSC and FSCII are restricted from accessing without approval from the counterparty.

### Derivative Financial Instruments

To assist tax-exempt and other third-party entities in hedging their interest rate risk associated with bond issuances or other debt, FSC and FSCII offer hedging strategies, primarily interest rate swaps, and serve as the counterparties to such derivative contracts. The terms of derivative contracts are established based on the terms of the underlying debt. Simultaneous with the initial derivative contract (Initial Contract), FSC and FSCII will enter into an offsetting derivative contract with an unrelated counterparty (Offsetting Contract) in accordance with an established arrangement.

**2. Significant Accounting Policies (continued)**

FSC and FSCII record all derivative instruments at fair value, and changes in value during the reporting period being included in the consolidated statement of operations as a portion of principal transactions. The fair values of the derivative contracts are recorded as assets or liabilities by FSC and FSCII. Fair values are generally determined by discounting projected future cash flows using rates currently available in the market, based on the individual terms of the swap agreements.

**Revenue Recognition**

Securities transactions and related commissions and trading revenues, primarily principal transactions, and expenses are recorded on a settlement-date basis, which does not differ materially from a trade-date basis. Underwriting revenues are recorded on the closing date of the transactions, net of syndicate expenses, and advisory fee income is recorded when the services to be performed are completed.

Additionally, FSC and FSCII recognize revenue based on the interest rate spread between the Initial Contract and the Offsetting Contract. The interest rate spread as negotiated, is received and/or the remaining receivable balance is marked to market based on the same method used to value the corresponding derivative financial instrument.

**Securities Owned**

Securities owned are stated at fair value. Fair value generally is based on published market prices. If no published market prices exist, fair value is based on other relevant indicators, including dealer price quotations and valuation pricing models, which take into account time value and volatility factors underlying the securities. Any changes in fair value are recognized in the consolidated statement of operations.

**Valuation of Partnership Interests**

Partnership interests are accounted for using the equity method and are valued based on their proportionate book value using the latest available financial information provided to Holdings, which approximates fair value. The change in the fair value is reflected in the consolidated statement of operations. Partnership interests represent Holdings' ownership interests in private equity investment partnerships.

## 2. Significant Accounting Policies (continued)

### Receivables From and Payables to Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, but not fully paid for, are held as collateral against the receivables. Such collateral is not reflected in the accompanying consolidated financial statements. Included in payables to customers are free credit balances of $573,717.

### Prepaids and Other Assets

Prepaids and other assets include the cash value of life insurance contracts owned in connection with the Company's deferred compensation plan and loans to employees. These loans are generally forgivable based on continued employment and are amortized to compensation and benefits using the straight-line method over the terms of the loans.

### Fixed Assets

Fixed assets are recorded at cost and consist of leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life, and furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets. Fixed assets are presented net of accumulated depreciation and amortization of $857,717.

### Costs Assigned to Contracts Acquired

Costs assigned to contracts acquired relate to investment advisory contracts PCM owned prior to its acquisition by Holdings. These contracts are amortized using the straight-line method over a period of 12 years, which represents the estimated life of the contracts acquired. The costs assigned to contracts acquired have a carrying value at October 31, 2006, of $693,203, which is net of accumulated amortization of $1,135,650, and are included in prepaid and other assets in the consolidated statement of financial condition. The estimated annual amortization expense for years ending October 31, 2007 through 2011, is $141,000.

Holdings evaluates impairment of its costs assigned to contracts acquired on an annual basis. As of October 31, 2006, there was no indication of impairment based on Holdings' evaluation.

## 2. Significant Accounting Policies (continued)

### Concentration of Credit Risk

FSC and FSCII are exposed to credit risk on derivative instruments if the counterparty should fail to perform under the terms of the contract. Based on the Company's agreement with the counterparty to the offsetting contract, the amount of such credit exposure is limited to any receivable amounts due to FSC and FSCII from the counterparty of the Offsetting Contract, if any, or the net receivable amounts due to FSC and FSCII from the counterparty of the Initial Contract.

### Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

### Statement of Financial Accounting Standards (SFAS) No. 157

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Therefore, SFAS No. 157 will be effective for Holdings' fiscal year beginning November 1, 2008. Holdings is analyzing the impact of adopting SFAS No. 157.

## 3. Derivative Financial Instruments

The following provides information on outstanding derivative contracts at October 31, 2006:

| | Notional | Derivative Asset, at Fair Value | Derivative Liability, at Fair Value |
|---|---|---|---|
| Pay floating, receive fixed | $ 579,163,333 | $ 15,676,690 | $ (43,329) |
| Receive floating, pay fixed | 579,163,333 | 169,019 | (14,415,877) |
| Interest rate cap | 84,800,000 | 4,660 | (4,660) |
| Other | 83,197,800 | 4,561,745 | (4,558,267) |
| | $1,326,324,466 | $ 20,412,114 | $ (19,022,133) |

## 4. Short-Term Borrowings

Short-term borrowings represent formal and informal line of credit arrangements. Borrowings are secured by firm-owned securities and/or customer securities and are payable on demand. Interest is charged at variable rates based on the daily federal funds rate. There were no outstanding borrowings under these lines of credit at October 31, 2006.

## 5. Note Payable

Note payable of $11,717,067 represents an unsecured borrowing payable to the G. Kenneth Baum Revocable Trust as of October 31, 2006. The note bears interest at 6.33%, payable annually, and matures on January 15, 2013.

Subject to certain terms, Holdings is allowed to increase the balance of the note by deferring the annual amount of interest due. To the extent Holdings defers the payment of such annual interest owed, the interest rate used to calculate the annual interest due is increased from 6.33% to 9.00% for purposes of calculating the amount added to the note. For the year ended October 31, 2006, no annual interest was deferred under this note.

Mandatory principal payments are required under the note to the extent Holdings receives net cash proceeds from the sale or issuance of capital stock during the year. Additionally, Holdings is required to remit annual principal payments in the amount of 20% of consolidated annual net income, if any. The note contains certain restrictive covenants for which Holdings was in compliance as of October 31, 2006.

**6. Income Taxes**

Holdings and its subsidiaries file consolidated income tax returns. Each subsidiary's income tax provision is computed in accordance with a tax sharing agreement with Holdings. Included in the consolidated statement of financial condition is a deferred tax asset of $3,613,620 net of a deferred tax liability of $1,679,325 as of October 31, 2006. The net deferred tax asset consists primarily of deferred compensation and certain liabilities recognized for financial reporting purposes that are deferred for tax purposes. The Company has reviewed the components of the deferred tax assets and has determined that no valuation allowance is deemed necessary based on management's expectation of the Company's ability to generate future taxable income.

The Company's effective income tax rate differs from the statutory federal tax rate of 34% primarily due to nondeductible expenses, nontaxable interest income from municipal securities and related nondeductible interest expense, nontaxable life insurance costs and proceeds, and other normal nondeductible expenses.

**7. Employee Benefit Plans**

Holdings provides a defined contribution 401(k) profit-sharing plan for all full-time employees. Holdings made matching contributions of $464,345 to the plan for the year ended October 31, 2006. Holdings' matching contribution is comprised of both formula-based and discretionary amounts, and such amount is included within compensation and benefits in the consolidated statement of operations.

Certain employees participate in a deferred compensation plan. Participants voluntarily defer a portion of their compensation, which is invested in a variety of approved investments for a minimum period of five years. The employee deferrals are charged to compensation expense in the year of deferral.

**8. Lease and Other Long-Term Obligations**

Holdings is committed to pay rent for office space under noncancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Expected minimum annual rental payments for years ending October 31 are as follows:

| | Minimum Annual Rental Payments |
|---|---|
| 2007 | $ 2,620,744 |
| 2008 | 2,441,003 |
| 2009 | 1,944,983 |
| 2010 | 1,095,739 |
| 2011 | 976,506 |
| Thereafter | 2,880,727 |
| | $ 11,959,702 |

Total rental expense for the year ended October 31, 2006, was $2,876,646.

The Company has a long-term obligation consisting of three annual payments of $1,900,000 that is included in other liabilities and accrued expenses, and has an unamortized discount of $589,000 at October 31, 2006, that will be amortized to expense over the life of the obligation.

Additionally, the Company has a long-term charitable commitment consisting of five annual payments of $100,000. This obligation is included in other liabilities and accrued expenses, and has an unamortized discount of $51,037 at October 31, 2006, that will be amortized to expense over the life of the obligation.

**9. Commitments and Contingencies**

Holdings is a party to certain financial instruments and contracts with off-balance-sheet risk in the normal course of principal trading, securities underwriting, and clearance of securities transactions. Gains and losses related to changes in the fair value of these financial instruments are recorded in the consolidated statement of operations in the year in which they occur. These financial instruments involve elements of market risk whose ultimate obligation may exceed the amount recognized in the consolidated statement of financial condition.

**9. Commitments and Contingencies (continued)**

As a result of the nature of the Holdings' business, certain transactions underwritten by the Company and by other broker-dealers are the subject of reviews by various governmental agencies. These reviews do not involve any actual or threatened direct claims against the Company. Certain items resolved during the current year with governmental agencies have been expensed in the current period. Such amounts are reflected in other expenses in the consolidated statement of operations.

As a securities broker-dealer, the Company maintains margin and cash security accounts for its customers and may extend credit to its customers subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

The Company seeks to minimize the above off-balance-sheet risks and credit risks through a variety of reporting and control procedures. Among the policies to address these risks, besides maintaining collateral in compliance with regulatory and internal requirements, is the setting and monitoring of credit limits for customers and other brokers with which it conducts significant transactions and continual monitoring of market exposure and counterparty risk.

**10. Subordinated Liabilities**

The Company has subordinated liabilities of $3,382,423 relating to the Company's deferred compensation plan. The subordination agreements have been approved by the Company's designated self-regulatory organization and therefore are allowable in the computation of net capital under Securities and Exchange Commission (SEC) rules. The subordinated liabilities are secondary to the claims of all other creditors, and to the extent these liabilities are necessary for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

**11. Net Capital Requirements and Other Regulatory Matters**

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000.

At October 31, 2006, the Company had net capital of $12,614,135, which was 789% of aggregate debit balances and $12,364,135 in excess of the required net capital.

Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.



END